04002382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue - Suite # 21
(No. and Street)

Englewood Cliffs (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blatt & Dauman, CPA's
(Name – *if individual, state last, first, middle name*)

560 Broad Hollow Road (Address) Melville (City) New York (State) 11747 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 168

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/23/04

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bettinger & Leech, Inc. ; Bettinger & Leech Profit Sharing Plan FBO RAL

Bettinger & Leech Money Purchase Plan FBO RAL ; Richard A. Leech

[signature]

Signature

President & CEO

Title

[signature] 2/26/04

Notary Public

GILBERT DOMINGUEZ
A Notary Public of New Jersey
My Commission Expires Dec. 20, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETTINGER & LEECH FINANCIAL CORP.

Financial Statements

December 31, 2003

For Financial Reporting to the S.E.C.

BLATT & DAUMAN
CERTIFIED PUBLIC ACCOUNTANTS

ABBEY E. BLATT
JOEL S. DAUMAN

FAITH A. DOLLER
CYNTHIA A. HERRMANN
JAMEY J. BLATT
OMAR D. FOLKES
ERIN J. BOCCIO

To the Board of Directors
Bettinger & Leech Financial Corp.
New York, New York 10022

We have audited the accompanying balance sheet of Bettinger & Leech Financial Corp. as of December 31, 2003 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,
Blatt & Dauman, CPAs
Blatt & Dauman, CPAs
February 20, 2004

560 BROAD HOLLOW ROAD • SUITE 311 • MELVILLE, NEW YORK 11747 • 631-293-2109 / 249-6767 • FAX: 631-756-8098 • BDCPAS@OPTONLINE.NET

BETTINGER & LEECH FINANCIAL CORP.
Balance Sheet
December 31, 2003

ASSETS		
Current Assets		
Cash		$ 20,180
Due from Paine Webber		113,614
Due from Fox, Pitt, Kelton, Inc.		5,443
Investment in Marketable Securities, at market value		3,300
Prepaid Expenses		1,169
Total Assets		**$ 143,706**
LIABILITIES		
Current Liabilities		
Accounts Payable		$ 24,435
Accrued Expenses Payable		423
Federal Income Tax Payable		4,047
NJ Income Tax Payable		1,678
Total Liabilities		**30,583**
STOCKHOLDERS' EQUITY		
Common Stock – par value $1 per share authorized 2,000 shares, issued and outstanding 75 shares	$ 75	
Additional Paid-in Capital	7,425	
Treasury Stock	(74,526)	
Retained Earnings	180,149	
Total Stockholders' Equity		**113,123**
Total Liabilities & Stockholders' Equity		**$ 143,706**

The accompanying notes are an integral part of the financial statements.

BLATT & DAUMAN
CERTIFIED PUBLIC ACCOUNTANTS

ABBEY E. BLATT
JOEL S. DAUMAN

FAITH A. DOLLER
CYNTHIA A. HERRMANN
JAMEY J. BLATT
OMAR D. FOLKES
ERIN J. BOCCIO

To the Board of Directors
Bettinger & Leech Financial Corp.
New York, New York

Gentlemen:

We have examined the financial statements of Bettinger & Leech Financial Corp. for the year ended December 31, 2003 and issued our report thereon dated February 2004. In accordance with Securities and Exchange Commission regulations, we found no material inadequacies in the firm's accounting systems, internal accounting control and procedures for safeguarding securities. We have also found that the Corporation was up to date with funding their memberships in FASD, MSRB, and SIPC, and they were meeting the requirements of those memberships. Our examination was made in accordance with generally accepted auditing standards accepted in the United States of America and accordingly, included such tests of the accounting records and such other procedures as we considered necessary in these circumstances.

Respectfully submitted,
Blatt & Dauman, CPAs
Blatt & Dauman, CPAs
February 20, 2004

560 BROAD HOLLOW ROAD • SUITE 311 • MELVILLE, NEW YORK 11747 • 631-293-2109 / 249-6767 • FAX: 631-756-8098 • BDCPAS@OPTONLINE.NET

BETTINGER & LEECH FINANCIAL CORP.
Reconciliation of
Stockholders' Equity (Financial Report)
with that of Focus Report

Stockholders' Equity – Financial Report	$ 113,123
Adjustment:	(428)
Ownership Equity – Focus Report	$ 112,695

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the Statement of Financial Condition of the Focus Report, Part II's, of even date.

ORGANIZATION

The Company was incorporated in Delaware on July 18, 1983 and New Jersey granted a certificate of authority.

ACCOUNTING POLICIES

Organization costs were amortized over (60) sixty months and have been fully written off.

RELATED PARTIES

Expenses for management and consulting services are reimbursed to an affiliated company. The total of such amount for 2003 was $45,200.